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                              March 29, 2024

       Marvin White
       Chief Executive Officer
       Aptevo Therapeutics Inc.
       2401 4th Avenue, Suite 1050
       Seattle, WA 98121

                                                        Re: Aptevo Therapeutics
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 20,
2024
                                                            File No. 333-278103

       Dear Marvin White:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure on page 23 that this offering will terminate no later than April 20,
                                                        2024, unless you decide
to terminate the offering prior to that date. Please revise your cover page to disclose
this date, rather than stating that the offer will terminate "no later than three trading days
from the date of this prospectus". See Item 501(b)(8)(iii) of
                                                        Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Marvin White
Aptevo Therapeutics Inc.
March 29, 2024
Page 2

       Please contact Doris Stacey Gama at 202-551-3188 or Laura Crotty at 202-551-7614 with any other questions.



                                                        Sincerely,
FirstName LastNameMarvin White
                                                        Division of Corporation
Finance
Comapany NameAptevo Therapeutics Inc.
                                                        Office of Life Sciences
March 29, 2024 Page 2
cc:       Sean Donahue, Esq.
FirstName LastName